UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IMMATICS N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N44445109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N44445109	13 G	Page 2 of 15 Pages

1.	Name of Reporting Persons dievini Hopp BioTech holding GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 17,202,356 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 17,202,356 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,202,356 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.2(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 14,901,384 shares held of record by dievini, 726,282 shares of record held by DH-LT Investments, 329,521 shares held of record by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum, 627,524 shares held of record by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, and 617,645 shares held of record by 4H invest GmbH, a company wholly owned and controlled by Dr. Hettich, over all of which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 3 of 15 Pages

1.	Name of Reporting Persons DH-LT-Investments GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 726,282 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 726,282 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 726,282 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 726,282 shares of record held by DH-LT Investments for which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 4 of 15 Pages

1.	Name of Reporting Persons DH-Capital GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 17,202,356 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 17,202,356 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,202,356 ordinary shares common shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.2%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 14,901,384 shares held of record by dievini, 726,282 shares of record held by DH-LT Investments, 329,521 shares held of record by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum, 627,524 shares held of record by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, and 617,645 shares held of record by 4H invest GmbH, a company wholly owned and controlled by Dr. Hettich, over all of which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 5 of 15 Pages

1.	Name of Reporting Persons OH Beteiligungen GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 17,202,356 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 17,202,356 ordinary shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,202,356 ordinary shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.2%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 14,901,384 shares held of record by dievini, 726,282 shares of record held by DH-LT Investments, 329,521 shares held of record by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum, 627,524 shares held of record by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, and 617,645 shares held of record by 4H invest GmbH, a company wholly owned and controlled by Dr. Hettich, over all of which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 6 of 15 Pages

1.	Name of Reporting Persons Dietmar Hopp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 17,202,356 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 17,202,356 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,202,356 ordinary shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.2%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 14,901,384 shares held of record by dievini, 726,282 shares of record held by DH-LT Investments, 329,521 shares held of record by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum, 627,524 shares held of record by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, and 617,645 shares held of record by 4H invest GmbH, a company wholly owned and controlled by Dr. Hettich, over all of which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 7 of 15 Pages

1.	Name of Reporting Persons Oliver Hopp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 17,202,356 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 17,202,356 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,202,356 ordinary shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.2%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 14,901,384 shares held of record by dievini, 726,282 shares of record held by DH-LT Investments, 329,521 shares held of record by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum, 627,524 shares held of record by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, and 617,645 shares held of record by 4H invest GmbH, a company wholly owned and controlled by Dr. Hettich, over all of which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 8 of 15 Pages

1.	Name of Reporting Persons Daniel Hopp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 17,202,356 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 17,202,356 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,202,356 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.2%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents 14,901,384 shares held of record by dievini, 726.,82 shares of record held by DH-LT Investments, 329,521 shares held of record by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum, 627,524 shares held of record by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, and 617,645 shares held of record by 4H invest GmbH a company wholly owned and controlled by Dr. Hettich, over all of which dievini has shared voting and dispositive power,.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 9 of 15 Pages

1.	Name of Reporting Persons Prof. Dr. Friedrich von Bohlen und Halbach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 627,524 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 627,524 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,524 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held by Bohlini invest GmbH, a company wholly owned and controlled by Dr. von Bohlen, for which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 10 of 15 Pages

1.	Name of Reporting Persons Prof. Dr. Christof Hettich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 617,645 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 617,645 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,645 ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held by 4H invest GmbH, a company wholly owned and controlled by Dr. Hettich, for which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 11 of 15 Pages

1.	Name of Reporting Persons Dr. Mathias Hothum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 329,521 ordinary shares (2)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 329,521 ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 329,521 (2) ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held by MH-LT-Investments GmbH, a company wholly owned and controlled by Dr. Hothum for which dievini has shared voting and dispositive power.

(3)	This percentage is calculated based on 65,634,347 shares of the Issuer’s common shares reported to be issued by the Issuer as of September 30, 2022, as reported on the Issuer's Form 6-K filed on November 17, 2022.

CUSIP NO. N44445109	13 G	Page 12 of 15 Pages

Introductory Note: This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments, GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”) in respect of ordinary shares of Immatics N.V.

Item 1(a)	Name of Issuer:

Immatics N.V.

Item 1(b)	Address of Issuer’s principal executive offices:

Paul-Ehrlich-Straße 15

72076 Tübingen, Germany

Items 2(a)	Name of Reporting Persons filing:

dievini Hopp BioTech holding GmbH & Co. KG (“dievini”)

DH-LT-Investments GmbH (“DH-LT-Investments”)

DH-Capital GmbH & Co. KG (“DH-Capital”)

OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”)

Dietmar Hopp

Oliver Hopp

Daniel Hopp

Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”)

Prof. Dr. Christof Hettich (“Dr. Hettich”)

Dr. Mathias Hothum (“Dr. Hothum”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of dievini, DH-LT Investments, and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Heidelberger Straße 43, 69168 Wiesloch, Germany.

The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

The address of the principal business office of Daniel Hopp is Johann-Jakob-Astor-Straße 57, 69190 Walldorf, Germany.

The address of Dr. Hettich is Silcherstraße 6, 68723 Schwetzingen, Germany.

The address of Dr Hothum is Bürgermeister-Willinger-Straße 3, 69190 Walldorf, Germany.

The address of Dr von Bohlen is Neuenheimer Landstraße 4, 69120 Heidelberg, Germany.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Dievini	Germany
DH-Capital	Germany
OH Beteiligungen	Germany
Dietmar Hopp	Germany
Oliver Hopp	Germany
Daniel Hopp	Germany
Dr. von Bohlen	Germany
Dr. Hettich	Germany
Dr. Hothum	Germany
DH-LT Investments	Germany

CUSIP NO. N44445109	13 G	Page 13 of 15 Pages

Item 2(d)	Title of class of securities:

Ordinary shares, nominal value €0.01 per share.

Item 2(e)	CUSIP No.:

N44445109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

DH-Capital and OH Beteiligungen are collectively the holders of 100% of the limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Oliver Hopp and Daniel Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. N44445109	13 G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
	Name:	Dr. Marc Hauser
	Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
	Name:	Dr. Marc Hauser
	Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
	Name:	Dr. Marc Hauser
	Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
FRIEDRICH VON BOHLEN UND HALBACH

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH

/s/ Dr. Marc Hauser as attorney-in-fact
MATHIAS HOTHUM

DH-LT INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

CUSIP NO. N44445109	13 G	Page 15 of 15 Pages

Exhibit(s):

1 – Power of Attorney:	Incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 12, 2021 with respect to the common shares of the Issuer.

2 – Joint Filing Statement:	Incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on February 12, 2021 with respect to the common shares of the Issuer.